November 25, 2009

VIA EDGAR AND FACSIMILE (202) 772-9198

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Suzanne Hayes
Nu Ri Jung

Re:	Pain Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 13, 2009

Dear Mr. Riedler, Ms. Hayes and Ms. Jung:

On behalf of Pain Therapeutics, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s (the “Commission”) letter to Peter S. Roddy, Vice President and Chief Financial Officer of the Company, dated November 9, 2009 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter. However, in order to fully address the comments from the staff of the Commission (the “Staff”) and to allow the Company an opportunity to comply with the confidentiality provisions of contracts with third parties as to which the Staff has asked the Company to provide further disclosure of terms that are not currently in the public domain, the Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. The Company currently anticipates submitting a response to the Comment Letter on or before December 4, 2009.

Please do not hesitate to contact me (650-565-3854) or Peter Roddy, the Company’s Vice President and Chief Financial Officer (650-645-1930), with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Gavin McCraley

Gavin McCraley

cc:	Peter S. Roddy

Pain Therapeutics, Inc.

Michael O’Donnell, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation